                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -------------
                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(0)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 9)
                                  -------------

                               UNILAB CORPORATION
                           (Name of Subject Company)
                                  -------------
                      QUEST DIAGNOSTICS NEWCO INCORPORATED
                         QUEST DIAGNOSTICS INCORPORATED
                                   (Offeror)

(Names of Filing Persons(identifying status as offeror, issuer or other person))

                     Common Stock, Par Value $.O1 Per Share

                         (Title of Class of Securities)

                                   904763208

                     (CUSIP Number of Class of Securities)

                                 -------------
                             LEO C FARRENKOPF, JR.
                         QUEST DIAGNOSTICS INCORPORATED
                          VICE PRESIDENT AND SECRETARY
                               ONE MALCOLM AVENUE
                          TETERBORO, NEW JERSEY 07608
                                 (201) 393-5000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)
                                 -------------
                                    COPY TO:
                                STEPHEN T. GIOVE
                                 CLARE O'BRIEN
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule TO (this "Schedule TO") filed by Quest Diagnostics Incorporated, a Delaware corporation ("Quest Diagnostics"), and Quest Diagnostics Newco Incorporated ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Quest Diagnostics, on May 15, 2002, as amended by Amendment No. 1 on June 7, 2002, Amendment No. 2 on June 24, 2002, Amendment No. 3 on July 2, 2002, Amendment No. 4 on July 11, 2002, Amendment No. 5 on July 17, 2002, Amendment No. 6 on July 19, 2002, Amendment No. 7 on July 31, 2002 and Amendment No. 8 on August 14, 2002. This Schedule TO relates to the offer by Quest Diagnostics, through Purchaser, to exchange all outstanding shares of common stock, par value $.01 per share ("Shares"), of Unilab Corporation, a Delaware corporation (the "Company"), for, at the election of the holder thereof, (i) 0.3256 of a share of common stock, par value $.01 per share, of Quest Diagnostics ("Quest Diagnostics Shares") or (ii) $26.50 in cash, without interest, upon the terms and subject to the conditions set forth in the Prospectus, dated May 15, 2002, as amended on June 7, 2002, June 24, 2002 and July 11, 2002 (the "Prospectus"), and in the related Letter of Election and Transmittal (together, the Prospectus and the Letter of Election and Transmittal, with any amendments or supplements thereto, collectively constitute the "Offer").

         The information set forth in the Prospectus and the related Letter of Election and Transmittal is incorporated herein by reference in response to Items 1-11 of this Schedule TO.

ITEM 11. ADDITIONAL INFORMATION

         Quest Diagnostics issued a press release extending the expiration date of the Offer until Wednesday, September 11, 2002, and such press release is attached hereto as Exhibit (a)(8). The information set forth in the press release is incorporated in its entirety herein by reference.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS

(a)(8) Press Release, dated August 28, 2002 (incorporated herein by reference to Quest Diagnostics' Form 425 filed on August 28, 2002).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

         Not applicable.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 28, 2002


                                    QUEST DIAGNOSTICS NEWCO INCORPORATED


                                    By:   /S/ LEO C. FARRENKOPF, JR.
                                          -------------------------------------
                                          Name:   Leo C. Farrenkopf, Jr.
                                          Title:  Vice President and Secretary

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2002

                                    QUEST DIAGNOSTICS INCORPORATED

                                    By:   /S/ LEO C. FARRENKOPF, JR.
                                          -------------------------------------
                                          Name:   Leo C. Farrenkopf, Jr.
                                          Title:  Vice President and Secretary

                                 EXHIBIT INDEX

EXHIBIT
NO.

(a)(8) Press Release, dated August 28, 2002 (incorporated herein by reference to Quest Diagnostics, Form 425 filed on August 28, 2002).